Exhibit 99.1

New Gold Announces Third Quarter Results with Lowest Costs in Company’s History

Updates 2013 Outlook

(All figures are in US dollars unless otherwise indicated)

October 29, 2013 – New Gold Inc. (“New Gold”) (TSX:NGD) and (NYSE MKT:NGD) today announces financial and operational results for the third quarter of 2013. The company previously released its quarterly operational results on October 21, 2013.

Third Quarter 2013 Highlights

•	All-in sustaining costs(1) of $779 per ounce

o	Total cash costs(2) of $280 per ounce compared to $443 per ounce in the prior year period

•	Gold production of 94,038 ounces compared to 104,577 ounces in the third quarter of 2012

o	Copper production increased by 67% to 23.7 million pounds from 14.2 million pounds

•	Adjusted net earnings(4) of $20 million, or $0.04 per share

•	Adjusted net cash generated from operations(3) of $54 million

•	New Afton reached targeted throughput increase to over 12,000 tonnes per day three months ahead of schedule

•	Cash and cash equivalents of $429 million at September 30, 2013

•	Completed take-over of Rainy River Resources Ltd. (“Rainy River”) on October 15, 2013

o	Increased gold reserves per share by 44%

•	El Morro’s environmental permit reinstated on October 22, 2013

•	Updated 2013 outlook: 390,000 to 400,000 ounces of gold production at all-in sustaining costs(1) of approximately $900 per ounce and total cash costs(2) of approximately $375 per ounce

“The strong performance of New Afton, our largest cash flow generator, and the successful acquisition of Rainy River during the quarter were very important milestones for our company,” stated Randall Oliphant, Executive Chairman. “We are, however, disappointed that the operational challenges at Cerro San Pedro and Mesquite led us to update our outlook for the first time in the company’s history. Importantly, our foundation of low costs, a solid balance sheet, and organic growth pipeline in favourable jurisdictions continues to be strong. As originally scheduled, the fourth quarter should be our highest production quarter of the year and we look forward to a strong finish to 2013.”

During the third quarter, the company produced 94,038 ounces of gold at all-in sustaining costs(1) of $779 per ounce and total cash costs(2) of $280 per ounce, representing the lowest cost quarter in the company’s history on both measures. For the three month period ended September 30, 2013, New Gold generated revenue of $196 million, earnings from mine operations of $51 million, net earnings of $12 million, or $0.02 per share, and net cash generated from continuing operations of $36 million. Adjusted net earnings(4) were $20 million, or $0.04 per share, and adjusted net cash generated from continuing operations(3) was $54 million.

Financial Results Overview

Revenue remained consistent with the prior year quarter despite decreases in the average realized prices of each of the three commodities the company produces. When compared to the third quarter of 2012, the average realized gold price decreased by 13%, the copper price by 12% and the silver price by 29%. The company was able to maintain its revenue as New Afton, its highest revenue and cash flow generating mine, performed very well, thus offsetting the combination of lower commodity prices and lower gold production at Cerro San Pedro and Mesquite. Quarter-over-quarter, the company increased its revenue by 7% compared to the second quarter of 2013.

Earnings from mine operations in both the three and nine month periods ended September 30, 2013 were impacted by lower earnings contributions from Cerro San Pedro, Mesquite and the Peak Mines. The lower contribution from these operations was due to a combination of lower average realized commodity prices and lower gold production, resulting from the previously disclosed operational challenges at Cerro San Pedro and Mesquite. This was partially offset by New Afton, which delivered a 406% increase in earnings from mine operations when compared to the third quarter of 2012, its first quarter in commercial production. Quarter-over-quarter, New Gold increased its earnings from mine operations by 52%.

Net earnings in the third quarter of 2013 were $12 million, or $0.02 per share. Net earnings included: a $7 million non-cash accounting charge related to the reclassification of Other Comprehensive Income to earnings as the loss incurred on the monetization of the company’s legacy hedge position in May of 2013 is realized into income over the original term of the hedge contract, $5 million in non-recurring transaction costs related to the Rainy River acquisition, a $7 million pre-tax gain on foreign exchange, and a non-cash $2 million pre-tax gain on the mark to market of the company’s share purchase warrants. Adjusted net earnings(4), including the related tax impact of the above noted items, were $20 million, or $0.04 per share.

Adjusted net cash generated from operations(3) during the quarter was adjusted for non-recurring cash expenditures related to the acquisition of Rainy River. For the nine month period ended September 30, 2013, an additional adjustment was made for the one-time $66 million charge related to the settlement of the company’s legacy gold hedge position in May of 2013. Quarter-over-quarter, adjusted net cash generated from operations(3) increased by 25%.

2013 Outlook

As a result of the previously disclosed operational challenges at the company’s Cerro San Pedro and Mesquite Mines, New Gold today provides an updated 2013 outlook.

Gold production at both New Afton, the company’s largest cash flow contributor, and the Peak Mines remains in line with New Gold’s original guidance, however, production at Mesquite and Cerro San Pedro is now expected to be below the targets set in early 2013.

Gold production at Mesquite is expected to be between 110,000 and 115,000 ounces and at Cerro San Pedro it is expected to be between 95,000 and 100,000 ounces. As a result, on a consolidated basis, the company now expects to produce between 390,000 and 400,000 ounces of gold in 2013. At the same time, consolidated copper production remains in line with the original guidance range of 78 to 88 million pounds and the silver production target at Cerro San Pedro is approximately 1.3 million ounces.

New Gold expects its consolidated 2013 all-in sustaining costs(1) to be approximately $900 per ounce and its 2013 total cash costs(2) to be approximately $375 per ounce. Both estimates have increased by $25 per ounce, with this increase largely attributable to the lower gold production expectation. For the balance of the year, the cost targets include assumptions for gold, silver and copper prices of $1,300 per ounce, $20.00 per ounce and $3.25 per pound and Canadian dollar, Australian dollar and Mexican peso exchange rates of $1.00, $1.00 and $13.00 to the U.S. dollar.

New Gold remains well positioned as one of the lowest cost producers in the industry whether measured on an all-in sustaining or total cash costs basis.

Production and Cost Results

Gold Production

New Afton – New Afton’s third quarter gold production increased by 80% when compared to the same period of the prior year. The increase in production was driven by higher daily throughput, higher gold grades, which continue to reconcile favourably to the company’s plans, and higher gold recoveries. The combination of these positive factors enabled New Afton to deliver continued quarter-over-quarter improvement, with production increasing by 16% over the second quarter of 2013. The third quarter was the highest gold production quarter for New Afton since it commenced production in mid-2012.

Cerro San Pedro – Cerro San Pedro’s production was impacted by a combination of lower ore tonnes placed on the leach pad and lower recoveries. The placement of lower ore tonnes was primarily driven by the impact of the previously announced pit wall movement. The area impacted by the pit wall movement is now planned to be mined during the next phase of mining through 2014 and 2015.

As previously disclosed, recoveries from the leach pad during the quarter were below expectations. In response, over the course of the quarter, the metallurgical team adjusted the leach solution by increasing cyanide and sodium hydroxide levels as well as adding more lime to the ore trucks. The goal of these adjustments is to optimize the leach solution in an effort to maximize the recoveries from the multiple ore types at Cerro San Pedro over time. At the same time, as a result of the above noted pit wall movement, the company had to shift its mining efforts further towards the bottom of the open pit, where the ore has yielded lower recoveries, earlier than planned. Mining is scheduled to remain in this lower area through early 2014 after which the next phase of mining will move back to the top of the ore body where the material is more oxidized and should have recoveries more consistent with historical levels.

Mesquite – Mesquite’s production in both the three and nine month periods ended September 30, 2013 was below that of the prior year periods primarily due to mining of lower grade ore. The mining of lower grade ore was further impacted by a negative variance between realized and modelled grades in the area of the pit that was mined during the third quarter. Per the mine plan, mining has since moved to a different area of the mine and Mesquite is expected to have its strongest quarter of the year in the fourth quarter.

Peak Mines – Gold production at the Peak Mines was in line with the prior year quarter. For the nine month period ended September 30, 2013, all of the key production drivers – tonnes processed, gold grades and recoveries – increased, resulting in a 15% increase in gold production when compared to the same period of the prior year.

Copper Production

Driven by New Afton’s continued strong performance, consolidated copper production increased by 67% when compared to the third quarter of 2012. Copper production at New Afton increased by 88% when compared to the prior year quarter through a combination of higher throughput, higher copper grades and higher recoveries.

At the Peak Mines, copper production was consistent with the prior year periods as increased tonnes processed largely offset the planned mining of lower copper grades.

Silver Production

Silver production in both the three and nine month periods ended September 30, 2013 was below that of the prior year periods for reasons consistent with those noted above regarding Cerro San Pedro’s gold production.

All-in Sustaining Costs(1) and Total Cash Costs(2)

On a consolidated basis, during the third quarter, both all-in sustaining costs(1) and total cash costs(2) were the lowest in New Gold’s history. All-in sustaining costs(1) decreased by $90 per ounce compared to the prior year quarter and $152 per ounce when compared to the second quarter of 2013. Total cash costs(2) decreased by $163 per ounce compared to the prior year quarter and $150 per ounce compared to the second quarter of 2013. The decreases in both cost measures were attributable to the significant contribution of the low cost New Afton Mine and the company’s dedicated focus on maintaining its position as one of the industry’s lowest cost producers.

New Afton – Costs decreased when compared to the third quarter of 2012 as a result of the mine’s strong operating performance. The increase in copper production at New Afton more than offset the decrease in the average realized copper price when compared to the third quarter of the prior year. On a co-product basis, New Afton’s third quarter costs were $454 per ounce of gold and $1.05 per pound of copper, both down significantly from the prior year quarter.

Cerro San Pedro – The increase in cash costs when compared to the prior periods is attributable to a combination of lower silver by-product revenue and the fixed portion of the operation’s costs being attributed to a lower gold production base. Cerro San Pedro generated $10 million, or approximately $205 per ounce, less silver by-product revenue when compared to the third quarter of the prior year. Cerro San Pedro’s all-in sustaining costs(1) of $771 per ounce continue to be well below the industry average, despite the lower silver by-product revenue.

Mesquite – Costs at Mesquite were higher than the prior year periods due to mining of lower grade ore, resulting in a lower production base. The impact of the lower production was partially offset by a decrease in the mine’s gross operating costs during both the three and nine month periods ended September 30, 2013. Mesquite’s all-in sustaining costs(1) decreased by $272 per ounce when compared to the second quarter of 2013 as the company spent less than $2 million on sustaining capital during the third quarter.

Peak Mines – The change in total cash costs(2) at the Peak Mines during the quarter and year-to-date periods was attributable to a combination of lower copper by-product revenue and increased mining costs from mining deeper portions of the Peak ore bodies. This was partially offset by the depreciation of the Australian dollar and the higher gold production base. All-in sustaining costs(1) decreased by $170 per ounce and total cash costs(2) decreased by $92 per ounce when compared to the second quarter of 2013.

New Gold’s third quarter all-in sustaining costs(1) of $779 per ounce demonstrated a steady and meaningful decrease from $1,004 per ounce in the first quarter of 2013 and $931 per ounce in the second quarter. The company is proud to have further established itself as one of the lowest cost producers in the industry.

“Our team is very proud of New Gold’s operational track record, and the need to update our outlook is disappointing to all of us,” stated Robert Gallagher, President and Chief Executive Officer. “Our focus is on finishing the year strongly and ensuring we deliver in 2014 and beyond as we have previously done.”

Project Updates

On August 8, 2013, pursuant to the take-over bid that was formally initiated on June 18, 2013, New Gold acquired 97.5% of the Rainy River shares outstanding. Subsequent to the end of the quarter, on October 15, 2013, New Gold completed the compulsory acquisition of the balance of the Rainy River shares it did not already own. The company is now the registered owner of 100% of Rainy River.

During the third quarter, New Gold continued to progress its review and update of the Rainy River feasibility study as well as the Blackwater feasibility study. The updated Rainy River study is scheduled for completion in late 2013 or early 2014 and the Blackwater study is on schedule for completion in December 2013.

New Gold plans to make a decision regarding the sequencing of the Rainy River and Blackwater projects in 2014. The company’s capital allocation decision will be based on, among other things, prevailing market conditions, available capital resources and the most up to date information regarding project economics and permitting for both projects. Ahead of this sequencing decision, the company is advancing the permitting process and managing its activities and capital commitments to synchronize the project timelines to the extent possible and to ensure that both projects are in a position to commence construction promptly when a construction decision is ultimately made.

Rainy River

The Rainy River project is an advanced-stage gold project situated in Richardson Township, approximately 65 kilometres northwest of Fort Frances in Northwestern Ontario. The property has excellent infrastructure, with year-round road access and powerlines in close proximity.

New Gold does not plan to alter the scale of the project and continues to contemplate a 21,000 tonne per day processing rate from a combination of open pit, underground and stockpiled ore. The project is expected to produce over 225,000 ounces of gold annually, at below industry average costs. New Gold intends to pursue the opportunity to process higher grade ounces in the project’s early years, while stockpiling lower grades for processing towards the end of the mine life, with the goal of increasing cash flow and enhancing project economics.

Third Quarter 2013 Highlights

•	Completed updated feasibility study block model incorporating results of Intrepid zone

•	Initiated updated open pit and underground mine designs to incorporate Intrepid zone

•	Submitted draft Environmental Assessment report to Aboriginal groups, Provincial and Federal regulatory agencies and other local stakeholders

•	Signed Memorandum of Understanding with the Métis Nation of Ontario

•	Completed 30 holes totalling 10,724 metres of exploration drilling on various prospective targets on the broader Rainy River property

Capital expenditures at Rainy River were $8 million during the third quarter.

Blackwater

Blackwater is a bulk-tonnage gold project located approximately 160 kilometres southwest of the city of Prince George, British Columbia where New Gold already has an established presence through its New Afton Mine. The project property position covers over 1,000 square kilometres. Work on the Blackwater feasibility study continued to progress during the third quarter. The study remains on track for completion in December 2013. At the same time, the regional exploration program that was initiated in the second quarter continued apace.

Third Quarter 2013 Highlights

•	Completed design and layouts for the mill and related facilities, power line, access roads and airstrip

•	Completed design and construction sequencing schedule for tailings and water management facilities

•	Completed metallurgical testwork program including variability test repeats

•	Progressed draft Environmental Assessment report for submission in early 2014

•	Over 4,000 metres of drilling at Capoose completed to test potential to expand mineral resource laterally and at depth

•	Over 18,000 metres of first pass reconnaissance drilling completed on seven prospective areas within the broader Blackwater property

Capital expenditures at Blackwater were $13 million during the third quarter.

El Morro

New Gold’s share of the El Morro project provides the company with a 30% fully-carried interest in an advanced stage, world-class gold-copper project in north-central Chile. Under the terms of New Gold's agreement with Goldcorp Inc. ("Goldcorp"), Goldcorp is responsible for funding New Gold's full 30% share of capital costs. The carried funding accrues interest at a fixed rate of 4.58%. New Gold will repay its share of capital plus accumulated interest out of 80% of its share of the project's cash flow with New Gold retaining 20% of its share of cash flow from the time production commences.

On October 22, 2013, the Environmental Assessment Commission of Atacama analyzed a final report prepared by the Chilean environmental permitting authority ("SEA") and unanimously decided on the reinstatement of the environmental permit for the El Morro project that had been suspended since April 2012. The permit had been suspended pending the definition and implementation by SEA of a community consultation process to correct certain deficiencies in that process identified by the Antofogasta Court of Appeals. The project continues to progress with community engagement, optimization of project economics, and evaluation of alternatives for a long-term power supply.

The El Morro and La Fortuna deposits currently represent the two principal zones of gold-copper mineralization. Future exploration efforts will also test the potential for bulk-mineable gold and copper production below the bottom of the La Fortuna open pit. El Morro comprises a large, 36 square kilometre land package with significant organic growth potential through additional exploration.

Balance Sheet

At September 30, 2013, the key components of New Gold’s consolidated statements of financial position included $429 million in cash and cash equivalents and $860 million in long-term debt. The components of the long-term debt are: $300 million of 7.00% face value senior unsecured notes due in April 2020; $500 million of 6.25% face value senior unsecured notes due in November 2022; and $76 million in El Morro funding loans, repayable out of a portion of New Gold’s share of El Morro cash flow upon the start of production.

Webcast and Conference Call

New Gold will host a webcast and conference call on October 29th at 9:00 a.m. Eastern Time to discuss the results. Participants may listen to the webcast by registering on our website at www.newgold.com. You may also listen to the conference by calling toll-free 1-888-231-8191 or 1-647-427-7450 outside of Canada and the U.S. To listen to a recorded playback of the call after the event, please call toll-free 1-855-859-2056 or 1-416-849-0833 outside of Canada and the U.S. - Passcode 87299582. An archived webcast will also be available at www.newgold.com following the event.

About New Gold Inc.

New Gold is an intermediate gold mining company. The company has a portfolio of four producing assets and three significant development projects. The New Afton Mine in Canada, the Cerro San Pedro Mine in Mexico, the Mesquite Mine in the United States and the Peak Mines in Australia provide the company with its current production base. In addition, New Gold owns 100% of the Blackwater and Rainy River projects, both in Canada, as well as 30% of the El Morro project located in Chile. New Gold’s objective is to continue to establish itself as a leading intermediate gold producer, focused on the environment and sustainability. For further information on the company, please visit www.newgold.com.

Cautionary Note Regarding Forward-Looking Statements

Certain information contained in this news release, including any information relating to New Gold’s future financial or operating performance as well as information respecting Rainy River and its assets may be deemed “forward looking”. All statements in this news release, other than statements of historical fact, that address events or developments that New Gold expects to occur are “forward-looking statements”. Forward-looking statements are statements that are not historical facts and are generally, but not always, identified by the use of forward-looking terminology such as “plans”, “expects”, “is expected”, “budget”, “scheduled”, “estimates”, “forecasts”, “intends”, “anticipates”, “projects”, “potential”, “believes” or variations of such words and phrases or statements that certain actions, events or results “may”, “could”, “would”, “should”, “might” or “will be taken”, “occur” or “be achieved” or the negative connotation. Forward-looking statements in this news release include those under the headings “2013 Outlook”, and also include, among others, statements with respect to: guidance for production, cash costs and all-in sustaining costs; modifications to projects and operations and the expected results of such modifications; timelines for mining in certain areas of Cerro San Pedro and timelines for a sequencing decision for the Rainy River and Blackwater projects; the expected scale, processing rate, grades, production and other attributes of the Rainy River project; planned drilling activities and the goals and expected results of exploration efforts; the estimation of mineral reserves and resources; the timing of completion of feasibility studies or updates, reserve updates and other technical work or reports; and the timing for submission of the Blackwater Environmental Assessment report.

All forward-looking statements in this news release are based on the opinions and estimates of management as of the date such statements are made and are subject to important risk factors and uncertainties, many of which are beyond New Gold’s ability to control or predict. Material assumptions regarding our forward looking statements are discussed in this news release, the annual MD&A, the AIF and our Technical Report. Forward-looking statements are necessarily based on estimates and assumptions that are inherently subject to known and unknown risks, uncertainties and other factors that may cause actual results, level of activity, performance or achievements to be materially different from those expressed or implied by such forward-looking statements. Such factors include, without limitation: significant capital requirements; price volatility in the spot and forward markets for commodities; fluctuations in the international currency markets and in the rates of exchange of the currencies of Canada, the United States, Australia, Mexico and Chile; discrepancies between actual and estimated production, between actual and estimated reserves and resources and between actual and estimated metallurgical recoveries; changes in national and local government legislation in Canada, the United States, Australia, Mexico and Chile or any other country in which New Gold currently or may in the future carry on business; taxation; controls, regulations and political or economic developments in the countries in which New Gold does or may carry on business; the speculative nature of mineral exploration and development, including the risks of obtaining and maintaining the validity and enforceability of the necessary licenses and permits and complying with the permitting requirements of each jurisdiction in which New Gold operates, including, but not limited to: in Canada, obtaining the necessary permits for Blackwater and the Rainy River Gold Project; in Mexico, where Cerro San Pedro has a history of ongoing legal challenges related to our environmental authorization (EIS); and in Chile, where the courts had temporarily suspended the approval of the environmental permit for El Morro; the lack of certainty with respect to foreign legal systems, which may not be immune from the influence of political pressure, corruption or other factors that are inconsistent with the rule of law; the uncertainties inherent to current and future legal challenges New Gold is or may become a party to; diminishing quantities or grades of reserves and resources; competition; loss of key employees; additional funding requirements; rising costs of labour, supplies, fuel and equipment; actual results of current exploration or reclamation activities; uncertainties inherent to mining economic studies including the PEA for Blackwater and the Feasibility Study for the Rainy River Gold Project; changes in project parameters as plans continue to be refined; accidents; labour disputes; defective title to mineral claims or property or contests over claims to mineral properties; uncertainties with respect to the successful integration of the business of Rainy River within the business of New Gold; unexpected delays and costs inherent to consulting and accommodating rights of First Nations; and uncertainties with respect to obtaining all necessary surface rights for the Rainy River Project. In addition, there are risks and hazards associated with the business of mineral exploration, development and mining, including environmental events and hazards, industrial accidents, unusual or unexpected formations, pressures, cave-ins, flooding and gold bullion losses (and the risk of inadequate insurance or inability to obtain insurance to cover these risks) as well as “Risk Factors” included in New Gold’s (and, in respect to information related to the Rainy River Gold Project, in Rainy River’s) disclosure documents filed on and available at www.sedar.com. Forward-looking statements are not guarantees of future performance, and actual results and future events could materially differ from those anticipated in such statements. All of the forward-looking statements contained in this news release are qualified by these cautionary statements. New Gold expressly disclaims any intention or obligation to update or revise any forward-looking statements whether as a result of new information, events or otherwise, except in accordance with applicable securities laws.

Technical Information

The scientific and technical information in this news release has been reviewed and approved by Mark Petersen, a Qualified Person under National Instrument 43-101 and officer of New Gold.

Non-GAAP Measures

(1) ALL-IN SUSTAINING COSTS

Consistent with the guidance announced earlier in 2013 from the World Gold Council, an association of various gold mining companies from around the world of which New Gold is a member, New Gold defines “all-in sustaining costs” as the sum of total cash costs, sustaining capital expenditures, corporate general & administrative costs, capitalized and expensed exploration that is sustaining in nature and environmental reclamation costs. New Gold believes this non-GAAP measure provides further transparency into costs associated with producing gold and will assist analysts, investors and other stakeholders of the company in assessing its operating performance, its ability to generate free cash flow from current operations and its overall value. All-in sustaining costs constitute a non-GAAP measure and are intended to provide additional information only and do not have any standardized meaning under IFRS. They should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS. Other companies may calculate these measures differently. A reconciliation to the nearest IFRS measure will be provided in the MD&A accompanying the quarterly financial statements.

(2) TOTAL CASH COSTS

“Total cash costs” per ounce figures are non-GAAP measures which are calculated in accordance with a standard developed by The Gold Institute, which was a worldwide association of suppliers of gold and gold products and included leading North American gold producers. The Gold Institute ceased operations in 2002, but the standard is widely accepted as the standard of reporting cash costs of production in North America. Adoption of the standard is voluntary and the cost measures presented may not be comparable to other similarly titled measures of other companies. New Gold reports total cash costs on a sales basis. Total cash costs include mine site operating costs such as mining, processing, administration, royalties and production taxes, but are exclusive of amortization, reclamation, capital and exploration costs. Total cash costs are reduced by any by-product revenue and is then divided by ounces sold to arrive at the total by-product cash cost of sales. The measure, along with sales, is considered to be a key indicator of a company’s ability to generate operating earnings and cash flow from its mining operations. This data is furnished to provide additional information and is a non-IFRS measure. Total cash costs presented do not have a standardized meaning under IFRS and may not be comparable to similar measures presented by other mining companies. It should not be considered in isolation as a substitute for measures of performance prepared in accordance with IFRS and is not necessarily indicative of operating costs presented under IFRS. A reconciliation to the nearest IFRS measure will be provided in the MD&A accompanying the quarterly financial statements.

(3) ADJUSTED NET CASH GENERATED FROM OPERATIONS

“Adjusted net cash generated from operations” is a non-GAAP financial measure. Net cash generated from operations has been adjusted for one-time expenses related to the company’s acquisition of Rainy River in the third quarter and a one-time charge incurred in the second quarter related to the settlement of the company’s legacy gold hedge position. The company believes the presentation of adjusted net cash generated from operations enables investors and analysts to better understand the underlying operating performance of our core mining business. Adjusted net cash generated from operations is intended to provide additional information only and does not have any standardized meaning under IFRS. It should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS.

(4) RECONCILIATION OF ADJUSTED NET EARNINGS

“Adjusted net earnings” and “adjusted net earnings per share” are non-GAAP financial measures. Net earnings have been adjusted and tax affected for the group of costs in “Other gains and losses” on the condensed consolidated income statement. The adjusted entries are also impacted for tax to the extent that the underlying entries are impacted for tax in the unadjusted net earnings from continuing operations. The company uses this measure for its own internal purposes and believes the presentation of adjusted net earnings enables investors and analysts to better understand the underlying operating performance of our core mining business through the eyes of management. Management periodically evaluates the components of adjusted net earnings based on an internal assessment of performance measures that are useful for evaluating the operating performance of our business and a review of the non-GAAP measures used by mining industry analysts and other mining companies. Adjusted net earnings and adjusted net earnings per share are intended to provide additional information only and do not have any standardized meaning under IFRS. They should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS. The measures are not necessarily indicative of operating profit or cash flow from operations as determined under IFRS. Other companies may calculate these measures differently.

For further information please contact:

Hannes Portmann
Vice President, Corporate Development
Direct: +1 (416) 324-6014
Email: info@newgold.com

CONDENSED CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

(unaudited)

(In millions of U.S. dollars)	September 30 $ 2013	December 31 $ 2012
Assets		
Current assets		
Cash and cash equivalents	**428.8**	687.8
Trade and other receivables	**19.7**	46.9
Inventories	**189.6**	163.3
Current income tax receivable	**29.8**	6.6
Prepaid expenses and other	**7.5**	12.9
Total current assets	**675.4**	917.5
Investments	**0.7**	1.0
Non-current inventories	**36.7**	32.4
Mining interests	**3,588.8**	3,134.9
Deferred tax assets	**192.5**	194.1
Other	**2.7**	3.8
Total assets	**4,496.8**	4,283.7
Liabilities and equity		
Current liabilities		
Trade and other payables	**111.6**	120.7
Current derivative liabilities	**-**	56.4
Total current liabilities	**111.6**	177.1
Reclamation and closure cost obligations	**60.8**	68.5
Provisions	**12.1**	9.5
Non-current derivative liabilities	**-**	54.1
Non-current non-hedged derivative liabilities	**33.4**	80.3
Long-term debt	**859.7**	847.8
Deferred tax liabilities	**402.0**	322.9
Deferred benefit	**46.3**	46.3
Other	**0.6**	0.7
Total liabilities	**1,526.5**	1,607.2
Equity		
Common shares	**2,810.6**	2,618.4
Contributed surplus	**88.2**	85.2
Other reserves	**(24.9)**	(50.5)
Retained earnings	**86.9**	23.4
Total equity attributable to New Gold Inc. shareholders	**2,960.8**	2,676.5
Non-controlling interests	**9.5**	-
Total equity	**2,970.3**	2,676.5
Total liabilities and equity	**4,496.8**	4,283.7

CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS
THREE AND NINE MONTHS ENDED SEPTEMBER 30, 2013
(unaudited)

	Three months ended		Nine months ended	
	$	$	$	$
(in millions of U.S. dollars)	2013	2012	2013	2012
Operating activities				
Net earnings	**12.2**	17.8	**63.5**	75.1
Adjustments for:				
Realized gains (losses) on gold contracts	**7.0**	(2.5)	**8.2**	(7.3)
Realized and unrealized foreign exchange losses (gains)	**(6.7)**	3.7	**11.8**	4.7
Realized and unrealized (gains) losses on non-hedged derivatives	**(1.6)**	11.6	**(44.8)**	9.1
Unrealized (gains) losses on concentrate contracts	**0.3**	(1.0)	**1.3**	(1.0)
Settlement payment of gold hedge contracts	**-**	-	**(65.7)**	-
Payment of Rainy River acquistion expenses	**(12.9)**	-	**(12.9)**	-
Loss on redemption of senior secured notes	**-**	-	**-**	31.8
Reclamation and closure costs paid	**(0.4)**	(3.4)	**(1.4)**	(7.9)
Loss on disposal of assets	**0.5**	0.7	**1.7**	1.3
Depreciation and depletion	**42.8**	29.4	**125.1**	69.5
Equity-settled share-based payment expense	**1.9**	2.2	**6.1**	6.5
Realized and unrealized (gains) losses on cash flow hedging items	**-**	(0.6)	**(9.5)**	1.6
Income tax expense	**10.3**	30.6	**26.7**	65.9
Finance income	**(0.6)**	(0.2)	**(1.2)**	(1.0)
Finance costs	**9.1**	2.3	**32.0**	4.9
	61.9	90.6	**140.9**	253.2
Change in non-cash operating working capital	**(14.0)**	(23.5)	**(31.1)**	(47.9)
Cash generated from operations	**47.9**	67.1	**109.8**	205.3
Income taxes paid	**(11.7)**	(20.4)	**(37.6)**	(75.7)
Net cash generated from operations	**36.2**	46.7	**72.2**	129.6
Investing activities				
Mining interests	**(63.7)**	(142.6)	**(201.1)**	(398.0)
Proceeds received from sale of pre-commercial production inventory	**-**	7.6	**-**	7.6
Purchase of additional Blackwater mining claims	**-**	-	**-**	(6.0)
Acquisition of Rainy River (net of cash received)	**(107.2)**	-	**(107.2)**	-
Recovery of reclamation deposits	**-**	-	**-**	8.9
Interest received	**0.4**	0.2	**0.8**	0.8
Cash used in investing activities	**(170.5)**	(134.8)	**(307.5)**	(386.7)
Financing activities				
Issuance of common shares on exercise of options and warrants	**0.8**	2.9	**5.2**	7.7
Redemption of senior secured notes	**-**	-	**-**	(197.6)
Proceeds from issuance of senior notes	**-**	-	**-**	300.0
Financing initiation costs	**-**	-	**(0.3)**	(8.0)
Interest paid	**-**	-	**(26.3)**	(7.6)
Cash generated (used) by financing activities	**0.8**	2.9	**(21.4)**	94.5
Effect of exchange rate changes on cash and cash equivalents	**(0.2)**	2.4	**(2.3)**	0.8
Decrease in cash and cash equivalents	**(133.7)**	(82.8)	**(259.0)**	(161.8)
Cash and cash equivalents, beginning of the period	**562.5**	230.4	**687.8**	309.4
Cash and cash equivalents, end of the period	**428.8**	147.6	**428.8**	147.6
Cash and cash equivalents are comprised of:				
Cash	**267.5**	48.2	**267.5**	48.2
Short-term money market instruments	**161.3**	99.4	**161.3**	99.4
	428.8	147.6	**428.8**	147.6